141 Needham Street

Newton, Massachusetts 02464

June 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn: Kathleen Collins, Accounting Branch Chief

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 15, 2013

File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished by TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated May 28, 2013 (the “Letter”) from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company. The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. References to the Company’s previous responses and revised disclosures refer to the responses to the Letter contained in the Company’s letter to the Commission dated May 13, 2013 and the revised disclosures included in Exhibit A thereto (the “Response Letter”). Copies of this letter are being sent under separate cover to Melissa Feider and Christine Davis of the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Drivers of Click-Based Advertising Revenue, page 37

Comment No. 1

We note from your response to prior comments 1 and 3 that you chose to disclose the percentage change in the key drivers for click-based advertising and display-based advertising. Please explain why you did not choose to also quantify the metrics themselves for each period presented. Additionally, please tell us what consideration you gave to disclosing any possible limitations associated with calculating these metrics (e.g., the presence of fictitious or duplicate users), as applicable. In this regard, it appears that your response to prior comments 1 and 3 and related proposed disclosure in Exhibit A to your response letter did not address this portion of our prior comments.

RESPONSE: The Company respectfully advises the Staff that the year-over-year percentage changes of certain key drivers for click-based advertising and display-based advertising, which were included in the Company’s Response Letter, are metrics that the Company’s management uses internally to evaluate its business performance. Year-over-year percentage changes have a strong correlation to revenue trends and are also more useful as compared to gross amounts, which often fluctuate quarter to quarter given the seasonality trends in the Company’s business. In light of the foregoing, it is the Company’s view that the disclosure of the percentage changes, rather than gross amounts, provides investors with useful and understandable information as to the material trends in the Company’s business consistent with SEC Release No. 33-8350, as well as access to the same set of tools that management uses to analyze the Company’s results. This view has been validated by informal feedback received from investors and analysts, who have indicated that the growth rates are helpful non-financial metrics to correlate between click-based advertising revenue growth and year-over-year hotel shopper growth, as well as between display-based advertising revenue growth and the growth in number of impressions and pricing. In addition to being a useful presentation for investors, the Company also believes that this level of disclosure is consistent with other companies in its industry.

Additionally, the Company respectfully advises the Staff that, given the importance of these metrics to the Company’s management in their evaluation of the Company’s performance and stewardship of its business, the Company has implemented ongoing and rigorous processes designed to eliminate from its internal metrics duplicative daily users or traffic generated by search engine crawlers or other non-human users. These processes have been executed consistently for the periods presented in the Company’s public filings. Moreover, the Company believes that such processes represent an approach that is well within industry norms. As a result, the Company does not believe that the metrics it uses internally and discloses in its public filings are materially impacted by such factors. Therefore, the Company has concluded that the disclosure of any possible limitations with calculating such metrics would be unnecessary and potentially misleading. However, the Company acknowledges and understands that any material changes in the processes it uses to eliminate duplicate or non-human users may impact calculations of the growth rates of its key metrics in a way that could be misleading to investors. The Company submits to the Staff that if any such changes were to occur in the future, the Company will disclose the nature and expected impact of such change to its investors in order to facilitate accurate and useful comparisons of the periods presented.

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If you require any additional information, please telephone Michael Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,

/s/ Seth Kalvert
Seth Kalvert
Senior Vice President and General Counsel, TripAdvisor, Inc.

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.

Michael J. Minahan, Goodwin Procter LLP